EXHIBIT 99

                                  Risk Factors

     You should carefully consider the risks described below before you decide to invest in our company. The risks described below are not the only ones facing us. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business, financial condition or results of operation could be materially adversely affected by any of these risks. The trading price of our common stock could decline because of any one of these risks, and you may lose all or part of your investment.

                         Risks relating to our business

Our significant losses and negative cash flow raise questions about our ability to continue as a going concern.

     For the years ended December 31, 2002 and December 31, 2001, we had operating losses of $8,549,000 and $3,162,000, respectively. Our commitments as of December 31, 2002 require the expenditure of approximately $5,386,000 during 2003. Additionally, under our current plans, we anticipate requiring approximately $2,140,000 in additional funds for the acquisition of product. As a result of our recurring operating losses and negative cash flow, the report of our independent accountants relating to the financial statements for the fiscal year 2002 contains an explanatory paragraph stating that they have substantial doubt about our ability to continue as a going concern.

Our most recent modification and pending modifications to our credit agreement with JPMorgan will significantly limit our ability to draw funds under the facility, which could harm our business.

     At December 31, 2002, we had borrowed an aggregate of $18,500,000 under the JPMorgan facility and an additional $2,045,000 was available to borrow based upon calculations provided to JPMorgan as of December 31, 2002. In February 2003, at the request of JPMorgan, we agreed to amend our credit agreement with JPMorgan to reduce the amounts we are able to borrow in relation to our library value. Additionally, as of December 31, 2002, our cumulative losses resulted in a breach of the covenant contained in our credit agreement with JPMorgan that sets forth a minimum level of net worth that we are required to maintain. We have requested a waiver of this breach. JPMorgan currently is considering our request and we are in negotiation with respect to further modifications JPMorgan will require to the credit agreement in exchange for such waiver. At this point, JPMorgan has indicated that these modifications will likely include an immediate reduction of the commitment level under the credit agreement from $40 million to approximately $20 million, with further reductions so that by January 1, 2004 the commitment level will be $15 million. The minimum net worth requirement would be waived until December 31, 2003, subject to our maintaining a positive net worth as calculated pursuant to GAAP. These modifications require the agreement of 51% of the voting right of the participating banks (the percentage based upon the proportionate commitment of each bank to the total commitment of $40 million). Final resolution of this matter is expected by April 30, 2003. Until then, we are precluded from drawing any funds under the credit facility. Once this matter is resolved, our ability to draw funds under the facility will be significantly limited, which could harm our business.

Virtually all of our assets are pledged to secure our obligations under our credit facility with JPMorgan.

     To secure our obligations under the JPMorgan facility, our domestic subsidiaries and we have pledged our assets to JPMorgan. If we default on our obligations under the JPMorgan facility, and are unable to obtain a waiver, the banks under the JPMorgan facility will have the right to satisfy our obligations through these assets. If this occurs, we may not be able to continue our business or operations. Further, applicable state law and contractual restrictions, including restrictions in the JPMorgan facility, prohibit payment of dividends or distributions to holders of our securities in various circumstances.


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We anticipate that our acquisition, production and marketing costs will continue to be significant.

     For 2000, 2001 and 2002, the average direct negative costs of motion pictures that we have distributed were approximately $3,100,000, $2,750,000 and $433,000, respectively. Direct negative costs include production costs of acquiring or developing the screenplay, the compensation of creative and other production personnel, film studio and location rentals, equipment rentals, film stock and other costs incurred in principal photography, as well as post production costs such as the creation of special effects and music. For 2000, 2001 and 2002, the average print and advertising costs for theatrical release distributed by First Look Pictures were approximately $510,000, $349,000 and $337,000, respectively.

     In the future, we may distribute, finance or produce motion pictures with substantial direct negative costs and marketing costs. These costs would continue to be significant and could exceed the average direct negative and marketing costs of the films that we have historically distributed.

Our operations would be hurt if we lost the services of certain of our personnel.

     Christopher J. Cooney serves as our co-chairman of the board and chief executive officer, Robert B. Little serves as our co-chairman of the board and president, William F. Lischak serves as our chief operating officer and chief financial officer. Virtually all decisions concerning the conduct of our business, including the motion picture properties and rights that we acquire and the arrangements that we make for our distribution, production and financing of motion pictures, are made or are significantly influenced by these key executives. The loss of any of their services for any reason would have a material adverse effect on our business, operations and future prospects. In addition, our credit facility with JPMorgan generally requires Mr. Little, Mr. Cooney and Mr. Lischak's continued involvement with, and control of, our company.

Our receipt of minimum guarantees does not eliminate the risks we face when we license distribution rights.

     We usually receive a minimum guarantee for licensing distribution rights to sub-distributors. However, these minimum guarantees do not assure the profitability of our motion pictures or our operations. Additional revenues may be necessary from distribution of a motion picture in order for us to recover

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any  investment  in  excess  of  the  aggregate  minimum  guarantees,   pay  for
distribution  costs,  continue  acquisition  and  development  of  other  motion
pictures,   and  cover  general  overhead.   Licensing  distribution  rights  to
sub-distributors in exchange for minimum guarantees may also result in us receiving lower revenues with respect to highly successful films.

We may not be able to achieve our acquisition and distribution goals.

     We currently intend to acquire rights to and distribute approximately thirty films through our video/DVD operation, approximately seven films through our theatrical distribution operation and ten to fifteen films through our international sales operation (some films will be released by two or three operating divisions). Alone or in conjunction with others, we currently intend pay for certain distribution rights or to provide minimum guarantees to secure rights in approximately fifteen of these films. We may not meet these goals and the number of films that we acquire, distribute or finance may not meet these estimated ranges.

Our First Look Pictures operations face their own particular risks.

     Our domestic theatrical distribution activities, which are conducted through our First Look Pictures division, face numerous challenges and risks, including:

o The success of a domestic theatrical release can be affected by a number of factors outside of our control, including audience and critical acceptance, the success of competing films in release, awards won by First Look Pictures' releases or that of its competition, inclement weather, and competing televised events, such as sporting and news events.

o Payment to First Look Pictures by national theater chains in the United States is typically made on the close of the engagement in all the chain's theaters. Since First Look Pictures typically releases its films on a more limited basis than a distributor of nationwide releases and since First Look Pictures' specialized or art-house releases can have extended runs, theater chains often do not pay us for three to six months from initial release, or longer.

o First Look Pictures' releases are exhibited by a substantial number of independent theater owners for which it can be comparatively more difficult to monitor and enforce timely payment than with respect to national theater chains.

Our quarterly results fluctuate significantly.

     Our operating revenues, cash flow and net earnings historically have fluctuated significantly from quarter to quarter depending in large part on the number of motion pictures for which we acquire distribution rights and actually distribute and the amount of revenues recognized and production costs incurred and amortized during the period. Therefore, year-to-year comparisons of quarterly results may not be meaningful and quarterly results during the course of any year may not be indicative of results expected for the entire year.

Our company is effectively controlled in all respects by our management.

     Our directors and executive officers, as a group, beneficially own approximately 83.6% of our voting securities. Accordingly, these persons, acting together, will be in a position to effectively control our company in all respects, including the election of our directors. See "Management" and "Principal Stockholders."

Our issuance of preferred stock could diminish the value of your common stock.

     Our restated certificate of incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Subject to the rules of

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the NASD, our board of directors is empowered,  without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock (or any remaining outstanding warrants). The preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company, which could have the effect of discouraging bids for our company and, thereby, preventing stockholders from receiving the maximum value for their shares.

                        Risks relating to our industries

Because the motion picture industry is highly speculative and inherently risky, some or all of the motion pictures that we release, distribute or produce will not be commercially successful and we will not be able to recover our costs or realize anticipated profits.

     The motion picture industry is highly speculative and inherently risky. We cannot assure you that any motion picture we release, distribute or produce will be successful since the revenues derived from the production and distribution of a motion picture depend primarily upon its acceptance by the public, which cannot be predicted. The revenues derived also may not necessarily correlate to the production or distribution costs incurred.

     A motion picture's commercial success also depends upon the quality and acceptance of other competing films released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Therefore, there is a substantial risk that some or all of the motion pictures that we release, distribute or produce will not be commercially successful, resulting in costs not being recovered or anticipated profits not being realized.

We have not been able to fully capitalize on significant changes in the motion picture industry and we may not be able to capitalize on changes in the future.

     The entertainment industry in general, and the motion picture industry in particular, are dynamic industries that have undergone significant changes. Some of the most recent changes include:

o increases in revenues generated from the licensing of rights in media ancillary to domestic theatrical media;
o    studio and theater-chain ownership changes;
o    consolidation in the industry; and
o    rapid technological change.

     We have not benefited from some of these changes. To date, we have not realized any significant revenues from the newest revenue sources, such as computer and video games and other interactive media. In addition, some changes in the motion picture industry have negatively impacted us. For example, despite the expansion in the market for videocassettes for home use, generally retail video stores increasingly have been purchasing fewer copies of videocassettes of motion pictures that have not been theatrically released. Because we distribute a number of films that are not released theatrically, this trend has impacted us negatively and has led us to establish our own domestic theatrical and video distribution operations. We cannot predict what changes or trends will continue in the motion picture industry, what new changes or trends might occur, and the overall effect these factors will have on our potential revenue from and profitability of feature-length motion pictures and our business.

Domestic theatrical distribution is very competitive and dominated by major studio distributors.

     We engage in domestic theatrical distribution through our First Look Pictures division. Domestic theatrical distribution is very competitive. A substantial majority of the motion picture screens in the United States

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typically are  committed at any one time to between 10 and 15 films  distributed nationally by major studio distributors that can command greater access to available screens. Although some theaters specialize in exhibiting independent motion pictures and art-house films, there is intense competition for screen availability for these films as well. The number of motion pictures released theatrically in the United States also has increased in recent years, which has increased competition for exhibition outlets and audiences.

We face numerous risks in our international distribution activities.

     We derive revenues from distributing motion pictures and licensing distribution rights in territories outside the United States. Our financial results and results of operations could be negatively affected by the following:

o    changes in foreign currency exchange rates and currency controls;
o    trade protection measures;
o    motion picture piracy;
o    content regulation;
o    longer accounts receivable collection patterns;
o    changes in regional or worldwide economic or political conditions; or
o    natural disasters.

Because our contracts are typically denominated in U.S. dollars, advances and minimum guarantees of sub-license fees payable to us by foreign sub-distributors, and advances and minimum guarantees that we pay to foreign producers in connection with the acquisition of distribution rights generally are unaffected by exchange rate fluctuations. However, to the extent our agreements with foreign sub-distributors require them to pay us a percentage of revenues in excess of any advance or minimum guarantee, fluctuations in the currencies  in which these  revenues  are  received by the  sub-distributor  may affect the amount of U.S. dollars that we receive in excess of any minimum guarantee. Exchange rate fluctuations also could affect the ability of sub-distributors to pay agreed minimum guarantees or to bid for and acquire rights to motion pictures that we distribute. Although exchange rate fluctuations generally have not had a material effect on our results of operations in the past, we cannot assure you that these fluctuations will not have a material impact on our future results of operations

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